July 29thth, 2004

McLeod & Company
300 14505 Bannister Road SE
Calgary AB
T2X 3J1

Dear Sir:

Re:	Confirmation of Mailing - Policy 41
Financial Statements Quarter Ending May 31, 2004

Please be advised the above financials have been mailed out this date to the shareholders as per Policy 41. The documents and this notice have been filed with SEDAR.

Sincerely

"Louise Davey"

Louise Davey
Administrator

Cc: Automated Filing Services

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